Letter Agreement
Tandem Fund

October 20, 2026

TO: PFS Funds

1939 Friendship Drive, Suite C

El Cajon, CA 92020

Dear Ladies and Gentlemen:

Pursuant to a Management Agreement dated as of November 11, 2025, between PFS Funds (the “Trust”), a Massachusetts business trust, and Tandem Investment Advisors, Inc. (the “Adviser”), the Adviser receives a management fee of 0.75% of the average value of the daily net assets of the Fund.

Pursuant to a Services Agreement dated as of November 11, 2025, between Trust and the Adviser, the Adviser receives an additional fee of 0.20% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.

Effective November 1, 2026 the Adviser hereby contractually agrees to waive its fees by 0.30% (Management Fees by 0.10% and Services Agreement fees by 0.20%) of its average daily net assets through October 31, 2027. Effective as of the date hereof, this Letter Agreement supersedes and replaces the fee waiver arrangement that was in place prior to November 1, 2026 with respect to the Agreements. The fee waiver will automatically terminate on October 31, 2027 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before October 31, 2027.

Very truly yours,

Tandem Investment Advisors, Inc.

By: /s/William L. Little, Jr.

Print Name: William L. Little, Jr.

Title: Senior Vice President

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds

By: /s/Jeffrey R. Provence

Print Name: Jeffrey R. Provence

Title: Treasurer